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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      -----------------------------------------
                                  (AMENDMENT NO. 6)*



                           SHELBY WILLIAMS INDUSTRIES, INC.
                           --------------------------------
                                   (Name of Issuer)

                             COMMON STOCK $.05 PAR VALUE
                             ---------------------------
                            (Title of Class of Securities)


                                     822135 10 9
                                    (CUSIP Number)

Walter Roth, D'Ancona & Pflaum
30 NORTH LASALLE STREET, SUITE 2900, CHICAGO, IL 60602  TEL.# (312) 580-2020
----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   DECEMBER 1, 1997
                -----------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1 of 6 pages

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CUSIP No. 822135 10 9          SCHEDULE  13D              Page   2  of  6 Pages
          -----------                                            ---    ---


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 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person
                       MANFRED STEINFELD

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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
          N/A
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 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                    N/A                / /
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 (6) Citizenship or Place of Organization
              U.S.A.
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            1,025,700
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               44,129
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            1,025,700
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               44,129
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                1,069,829
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

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(13) Percent of Class Represented by Amount in Row (11)
            11.4
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(14) Type of Reporting Person*
           IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                           2

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ITEM 1.  SECURITY AND ISSUER.

    This Amendment No. 6 to Schedule 13D relates to the shares of common stock, $.05 par value of Shelby Williams Industries, Inc. (the "Company"). The address of the principal executive offices of the Company is Suite 11-111, Merchandise Mart, Chicago, Illinois 60654.


ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  Manfred Steinfeld ("Steinfeld").

    (b)  Suite 11-111, Merchandise Mart, Chicago, Illinois 60654.

    (c) Steinfeld is Chairman of the Executive Committee of the Company, whose principal business is the designing, manufacturing, and distribution of products for the contract furniture business.

    (d) During the last five years, Steinfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, Steinfeld has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Steinfeld is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

    Not applicable; this Amendment No. 6 is filed solely to report transfers by Steinfeld of shares of the Company's common stock to trusts under the provisions of which Steinfeld retains sole power to vote and dispose of such shares. Steinfeld, individually and as trustee, may, in the future, purchase additional shares of the Company's common stock or dispose of such shares by sale, gift or otherwise. Steinfeld has no present plans or proposals which relate to or would result in any actions listed in paragraphs (a) through (j) of Item 4 of Steinfeld's original Schedule 13D. Steinfeld reserves the right to adopt any such plans or proposals in the future.

                                      3

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Steinfeld owns beneficially 1,069,829 shares (11.4%) of the Company's outstanding common stock, consisting of the following: (i) 300,000 shares held by The Fern and Manfred Steinfeld Charitable Remainder Trust UTA 10/17/95 (the "CRT"); (ii) 725,700 shares held by the Manfred Steinfeld Irrevocable Trust UTA 9/5/97 (the "Living Trust"); (iii) 488 shares held by The Steinfeld Foundation, an Illinois not-for-profit corporation with three directors; and (iv) 43,641 shares held by Steinfeld as one of four trustees of the Company's Employee Stock Ownership Plan ("ESOP"). Steinfeld disclaims beneficial ownership of the shares listed in (iii) and (iv) of the preceding sentence.

    (b) Steinfeld has sole power to vote and dispose of 1,025,700 shares; shared voting and investment power with Fern Steinfeld (wife of Steinfeld) and Paul N. Steinfeld (son of Steinfeld) as to 488 shares held by The Steinfeld Foundation, of which Steinfeld, Fern Steinfeld and Paul N. Steinfeld are trustees; and shared voting and investment power with Paul N. Steinfeld, Robert
P. Coulter and Sam Ferrell, trustees, as to the 43,641 shares held by the trustees of the ESOP described in paragraph (a) above. Steinfeld is settlor and a trustee of the CRT with sole power as trustee to vote and dispose of the 300,000 shares of the Company's common stock held by the CRT; Fern Steinfeld is the other trustee of the CRT. Paul N. Steinfeld is trustee of the Living Trust but does not possess voting or investment power with respect to shares of the Company's common stock held by the Living Trust; the Living Trust provides that, individually (and not in a fiduciary capacity), Steinfeld shall have the sole power with respect to any action or inaction concerning such shares, including but not limited to voting powers with respect to such shares and investment power, including the power to retain or dispose or direct the disposition of such shares. The business address of Fern Steinfeld is the same as Steinfeld, and her present principal occupation is housewife. The business address of each of Paul N. Steinfeld, Robert P. Coulter and Sam Ferrell is Shelby Williams Industries, Inc., 150 Shelby Williams Drive, Morristown, Tennessee 37813, and the present principal occupation of each such person is as an executive officer of the Company. All of the persons identified in this paragraph are citizens of the United States of America and none has been involved during the last five years in any of the matters described in Item 2(d) or (e).

    (c) Since October 1, 1997, the following transfers of shares of the Company's common stock were made without consideration:

         (i)  On December 1, 1997 Steinfeld transferred 300,000 shares to the
              CRT.

         (ii) On December 17, 1997 Steinfeld transferred 700,646 shares and Fern Steinfeld transferred 25,054 shares to the Living Trust.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

    Both the CRT and the Living Trust provide that Steinfeld retains sole power to vote and dispose of shares of the Company held by said Trusts.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1 - Section A3.05(C) (first sentence) of the CRT.

    Exhibit 2 - Section A7.06 of the Living Trust.


SIGNATURE.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 31, 1997                    /S/  MANFRED STEINFELD
                                         --------------------------------
                                                 Manfred Steinfeld










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                     Exhibits to Amendment No. 6 to Schedule 13D
                     of Manfred Steinfeld ("Grantor") relating to
                Shares of Shelby Williams Industries, Inc. ("Shelby")

                               ________________________




    Exhibit 1 - Section A3.05(C) (first sentence) of the CRT provides as follows:

         (C) While the Grantor is serving as Trustee and the Trust Estate includes any shares of Shelby Williams Industries, Inc., then the Grantor, in his fiduciary capacity as a Trustee, shall have the sole power with respect to any action or inaction concerning said shares, including, but not limited to voting and selling such shares, and any other then serving Trustee shall have no responsibility or liability for any such action or inaction.


    Exhibit 2 - Section A7.06 of the Living Trust provides as follows:

         SECTION A7.06.      Anything herein to the contrary notwithstanding,
    while the Trust Estate includes any shares of Shelby, the Grantor, during his lifetime, individually (and not in a fiduciary capacity) shall have the sole power with respect to any action or inaction concerning such shares, including, but not limited to voting powers with respect to such shares and investment power, including the power to retain or dispose or direct the disposition of, such shares, and any then serving Trustee shall have no responsibility or liability for any such action or inaction; and any action by any then serving Trustee regarding voting, retaining or disposing of such shares shall be taken solely in response to specific instructions from the Grantor.









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